Exhibit 99.1

February 15, 2013

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador
Alberta Securities Commission	Saskatchewan Financial Services Commission, SecuritiesDivision
The Manitoba Securities Commission	New Brunswick Securities Commission
Ontario Securities Commission	British Columbia Securities Commission
Registrar of Securities, Prince Edward Island	Autorité des marchés financiers
Registrar of Securities, Northwest Territories	Registrar of Securities, Yukon
Registrar of Securities, Nunavut	The Toronto Stock Exchange

Securities and Exchange Commission

Philippine Stock Exchange, Inc.

Philippine Securities and Exchange Commission

RE:	Sun Life Financial Inc.

Pursuant to a request from the reporting issuer, we wish to advise you of the following information in connection with their Annual Meeting of Shareholders:

Date of meeting:	May 8, 2013

Record date for notice:	March 18, 2013

Record date for voting:	March 18, 2013

Beneficial ownership determination date:	March 18, 2013

Securities entitled to notice:	Common

Securities entitled to vote:	Common

Issuer mailing directly to non objecting beneficial owners:	No

Issuer will pay for objecting beneficial owner material distribution:	Yes

Issuer using notice-and-access for registered holders:	No

Issuer using notice-and-access for non-registered owners:	No

Yours very truly,

Vijaya Somasundharem

Associate Manager, Trust Central Services

cc:	CDS & Co. (Via Fax)

Philippine Depository & Trust Corp.

Depository Trust Company